Exhibit 99.1

Exhibit 99.1 MANITOBA 2021/22 Mid-Year Report Fiscal and Economic Update Honourable Scott Fielding Minister of Finance December 2021

Introduction

The 2021/22 Mid-Year Report presents the revised fiscal forecast to March 31, 2022 compared to Budget 2021, and an update on the economic situation in Manitoba. There remains significant uncertainty in forecasting the remaining months through the ongoing COVID-19 pandemic, but stronger-than-anticipated economic growth and additional federal transfers have boosted revenues, leading to a projected reduction in the deficit.

The government is committed to a strong economic and social recovery, with a focus on the health and well-being of all Manitobans. The Mid-Year Report highlights the fiscal results of Manitoba’s efforts towards these goals and the commitment to gradually return to balanced budgets. The ongoing implementation of front-line investments and economic recovery strategies are key to mitigating the challenges and uncertainties of COVID-19 and reflect a whole-of-government approach focused on this task.

The third wave of the pandemic peaked in late May 2021, after which case counts began to drop due to targeted public health orders and rising vaccination rates across the province. COVID-19 expenditures drive the deficit as recovery efforts continue and as Manitoba moves through a fourth wave that started in late September 2021.

Budget 2021 forecasted a deficit of $1,597 million for 2021/22, including a $1,180 million set-aside for pandemic response measures and contingencies. The First Quarter Report showed a modest improvement in the deficit of $34 million. The Mid-Year Report forecasts a deficit of $1,123 million, a $474 million improvement over the deficit of $1,597 million projected in the Budget.

2021/22 Mid-Year Fiscal Update

	Forecast	Budget	Change

	Millions of Dollars

Revenue	18,327	17,838	489

Expense	19,450	19,435	15

Net Income (Loss)	(1,123)	(1,597)	474

Summary Net Debt	29,102	29,998	(896)

Net Debt to GDP	36.1%	39.9%	-3.8%

The net debt to gross domestic product (GDP) ratio is forecasted to be 36.1 per cent in 2021/22, 3.8 percentage points lower than the 39.9 per cent forecast presented in Budget 2021. The improvement is due to the decreased deficit and the higher GDP outlook compared to Budget 2021.

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Overview of Revenue and Expenditure Changes from Budget 2021

The graph below depicts the changes in revenue and expenditures between the Budget 2021 deficit and the revised forecasted deficit. The green bars indicate an improvement of the deficit and the blue bars indicate a worsening of the deficit. The net effect of these changes is the forecasted improvement in the deficit from $1,597 million to $1,123 million.

Changes from Budget 2021

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Revenue Changes from Budget 2021

Millions of Dollars

Summary Budget – Revenue	17,838

Revenue Changes from Budget:

Federal Transfers:

COVID-19 related federal transfers	208

Early Learning and Child Care Agreement	60

Other federal transfers	7

Total Changes in Federal Transfers	275

Own Source Revenue	483

Net Loss of Government Business Enterprises	(369)

Contingency	100

Total Revenue Changes from Budget	489

Revenue Forecast	18,327

Revenue in 2021/22 is projected to be $18,327 million, an increase of $489 million over the Budget forecast of $17,838 million.

The increases from federal transfers include COVID-19 transfers noted in the First Quarter Report including, $145 million from one-time federal funding to provinces and territories through the Canada Health Transfer. Other federal transfers include $60 million for the Canada-Wide Early Learning and Child Care Strategy and $20 million for the Agri-Recovery Drought Assistance Program, partially offset by a delay in federal transfers related to the Investing in Canada Infrastructure Program (ICIP).

Own source revenue is forecast to increase by $483 million compared to Budget. Higher income tax assessments for the 2020 tax year and stronger retail sales tax revenue are driving the increase in the forecast. The increase in revenues also reflects the economic rebound from the impact of the first and second waves of COVID-19, including a recovery of lost employment in many sectors and increased economic activity. Consumer spending is expected to continue rising with a forecasted growth in employment and wages.

Other taxes, notably Land Transfer Tax and the Levy for Health and Education (payroll tax) are also up, reflecting a continued strong housing market and higher than forecast payroll tax remittances. These increases are partially offset by lower collections in Tobacco Tax.

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Revenues from fees and other miscellaneous charges are boosted by increased fee volumes from Automobile and Motor Carrier Licenses and Fees, and from Tuition Fees due to increased international and domestic student enrollment.

The income from Government Business Enterprises (GBE) (including Manitoba Hydro, Manitoba Liquor and Lotteries, Manitoba Public Insurance, and the Deposit Guarantee Corporation) is $369 million lower than Budget because of a forecasted net loss of $191 by Manitoba Hydro. The losses are mainly due to declining export revenues due to drought conditions, which is also reflected in lower water power rental revenue. Manitoba Hydro has applied for a 5 per cent rate increase, effective January 1, 2022, in their Interim Rate Application to the Public Utilities Board. If approved, the 2021/22 impact of the approved rate increase will be reflected in the third quarter forecast.

The forecast for Manitoba Liquor and Lotteries Corporation has improved slightly from the first quarter to $2 million under Budget as a result of the re-opening of casinos and VLTs. Manitoba Public Insurance forecasted $14 million higher net income primarily due to revenue increases in vehicle registrations, premiums and the return on investments.

Budget 2021 included a $100 million negative revenue contingency as a fiscal planning measure given the uncertain economic and public health situation. This contingency was applied in the First Quarter Report.

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Expenditure Changes from Budget 2021

Millions of Dollars

Summary Budget - Expenditure before COVID-19 Response and Contingencies	18,255

COVID-19 Response and Contingencies:

PPE and Health System Costs	494

Safe Schools Funding	100

Manitoba Bridge Grant	79

Manitoba Healthy Hire Program	38

Essential Air Access	9

Vaccine Lottery	2

Pandemic Sick Leave	5

Restart Capital (operating grants)	40

Other	32

Contingency	381

Total COVID-19 Response and Contingencies	1,180

Summary Budget - Total Expenditures	19,435

Expenditure Changes from Budget:

Early Learning and Child Care Agreement	60

Other net changes in expenditures	(45)

Total Expenditure Changes from Budget	15

Forecast Expenditures	19,450

Expenditures, including COVID-19 related expenditures and contingencies of $1,180 million, are projected to be $19,450 million in 2021/22, $15 million higher than the Budget forecast of $19,435 million.

In addition to the COVID-19 expenditures described in greater detail below, the main expenditure variances in departments include the following:

Central Services is forecasting an under expenditure of $31 million, primarily due to the timing of federal transfers through the Investing in Canada Infrastructure Program (ICIP) being delivered by municipalities. As a result, the federal transfers have been delayed to 2022/23, resulting in a lapse in the provincial expenditures used to flow the federal funds.

Conservation and Climate is forecasting an under-expenditure of $21 million, primarily in Efficiency Manitoba, due to lower customer incentive payments, supplies and services due to supply chain issues driven by the pandemic.

Families is forecasting a variance of $60 million over budget due to the Canada-Wide Early Learning and Child Care Agreement, which is fully offset by federal transfers.

Health and Seniors Care is forecasting a variance of $79 million over budget due to price and volume pressures required to provide essential health services to Manitobans.

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Infrastructure is forecasting an under-expenditure of $9 million and the Emergency Expenditures appropriation is forecasting an under-expenditure of $60 million. Both under-expenditures are a result of no new flood emergency-related events in 2021/22. The $40 million expenditure reported in Emergency Expenditures is related to fire suppression activities earlier this fiscal year.

Tax Credits is forecasting an increase of $21 million over Budget, mainly related to 2020 tax year assessments for the Film and Video Production Tax Credit.

Debt Servicing is forecasting to be $19 million under Budget, reflecting lingering lower interest rates.

COVID-19 Response and Contingencies Appropriation:

Budget 2021 included $1,180 million in Internal Service Adjustments for COVID-19 Response and Contingencies.1 After the government responded to the third wave of the pandemic during the first quarter of the fiscal year, almost $800 million, or 68 per cent, of this funding has now been allocated to departments as shown in the table above and described below. The unallocated $381 million of this funding is still forecast as a contingency, given the unknown evolution of COVID-19 and the fiscal requirements associated with ongoing wage settlements.

Personal Protective Equipment (PPE) and Health

System Costs: This includes $494 million in additional supplies for the pandemic response, ongoing contact tracing, the vaccine program, and other costs in the provincial health system. The COVID-19 public health response is in addition to almost $7 billion in spending budgeted in Health and Seniors Care this fiscal year.

Safe Schools Funding: This funding was provided for the balance of the 2020/2021 Kindergarten to Grade 12 school year that ended in the first quarter of 2021/22. A $58-million commitment to cover COVID-19-related costs in the school year beginning this fall also included:

●	$40 million for additional staffing, learning and technology, health and safety
●	$6 million for purchasing PPE

●	$5 million for the Remote Learning Support Centre

●	$7 million contingency, including $5 million for a recovery learning fund

In late November, the government announced $6.8 million dedicated to upgrade ventilation systems in Manitoba schools, bringing overall support to schools for COVID-19 to $100 million for the 2021/22 fiscal year.

Manitoba Bridge Grant: This is the fourth installment and reopening of the application process for this grant program. The program provides up to $5,000 for eligible businesses and organizations to help protect them through the third wave of the pandemic. An additional $2,000 top-up was also provided for restaurants and other businesses that offered prepared food services. The Bridge Grant has supported over 15,500 Manitoba businesses.

Manitoba Healthy Hire Program: This wage support program was designed to help private sector employers reopen and encourage employees to get vaccinated and return to work. Local employers can apply for up to $50,000 in provincial support, to help cover wages of new employees who can attest they have been vaccinated, intend to be vaccinated or are unable to be vaccinated. The program has, so far, supported 3,557 employers and up to 18,065 jobs.

Essential Air Access: This program involves distributing $9 million in federal funding to support air services to remote communities.

Vaccine Lottery: This funding was announced to address vaccine hesitancy through two lottery draws over the summer, including several prizes of $100,000 and 10 draws for $25,000 in scholarships for youth.

Pandemic Sick Leave: This program provided direct financial assistance to fill gaps between federal programs and current provincial employment standards for paid sick leave. The program provided employers with up to $600 per employee for up to five full days of COVID-19-related sick leave. The Pandemic Sick Leave has issued

1

Internal Service Adjustments – COVID-19 Response and Contingencies is an appropriation which is used to provide expenditure authority for programs that are delivered by a department where the allocation is not known at the time of printing the Budget. Funding is allocated, as required, to the department by the Minister of Finance from this appropriation.

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nearly 4,250 individual payments benefiting over 16,300 employees without a workplace paid sick leave program.

Restart Capital: This is the 2021/22 portion of the program that includes water and sewage projects through the Municipal Water Services Board and municipal infrastructure priorities. This $500-million, multi-year program, which also includes construction and maintenance of roads and highways, started in 2020/21.

Other Expenditure Changes

and Contingencies

Fire suppression: This summer, Manitoba experienced the most severe fire season since 1989, nearly 450 wildfires and more than 1.2 million hectares burned across the province this season. More than 5,000 Manitobans were evacuated from several First Nations and three Northern communities throughout the season. In addition to the nearly $50 million budgeted in Manitoba Conservation and Climate to address core fire suppression activities, an additional $40 million has been forecast in Emergency Expenditures.

Wage settlements: The government continues to monitor and plan for contingent liabilities associated with expired public sector collective agreements. Subsequent to the First Quarter Report, the Manitoba government announced the repeal of the Public Services Sustainability Act (Bill 28), which was introduced and passed in 2017, but was never in force. The repeal sets a fresh start for a number of collective agreements that are currently going through bargaining or arbitration processes.

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Summary Revenue

UNAUDITED	Forecast	Budget	Change

		Millions of Dollars

Income Taxes

Individual Income Tax	4,322	3,919	403

Corporation Income Tax	613	536	77

Subtotal: Income Taxes	4,935	4,455	480

Retail Sales Tax	2,310	2,274	36

Education Property Taxes	693	693	–

Other Taxes

Corporations Taxes	318	322	(4)

Fuel Taxes	319	314	5

Land Transfer Tax	110	96	14

Levy for Health and Education	384	371	13

Tobacco Tax	181	198	(17)

Other Taxes	12	12	–

Subtotal: Other Taxes	1,324	1,313	11

Tuition Fees	425	412	13

Fees and Other Revenue

Fines and Costs and Other Legal	49	49	–

Minerals and Petroleum	14	14	–

Automobile and Motor Carrier Licences and Fees	188	178	10

Parks: Forestry and Other Conservation	36	33	3

Water Power Rentals	88	131	(43)

Service Fees and Other Miscellaneous Charges	1,563	1,590	(27)

Subtotal: Fees and Other Revenue	1,938	1,995	(57)

Federal Transfers

Equalization	2,719	2,719	–

Canada Health Transfer	1,560	1,560	–

Canada Social Transfer	560	560	–

COVID-19 Transfers	208	–	208

Shared Cost and Other Transfers	868	801	67

Subtotal: Federal Transfers	5,915	5,640	275

Net Income of Government Business Enterprises	481	850	(369)

Sinking Funds and Other Earnings	306	306	–

Contingency	–	(100)	100

Total Summary Revenue	18,327	17,838	489

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Summary Expenditure

UNAUDITED	Forecast	Printed Budget	COVID-19 Allocations	Other Enabling Allocations	Budget after Reallocations	Change

			Millions of Dollars

Legislative Assembly	50	51	–	–	51	(1)

Executive Council	5	4	–	1	5	–

Advanced Education, Skills and Immigration	1,535	1,516	–	4	1,520	15

Agriculture and Resource Development	480	441	–	36	477	3

Central Services	492	338	182	3	523	(31)

Civil Service Commission	36	27	8	–	35	1

Conservation and Climate	185	204	–	1	205	(20)

Crown Services	6	2	4	–	6	–

Economic Development and Jobs	267	225	54	–	279	(12)

Education	3,169	3,072	100	1	3,173	(4)

Families	2,262	2,197	–	5	2,202	60

Finance	189	108	83	1	192	(3)

Health and Seniors Care	7,015	6,624	312	–	6,936	79

Indigenous Reconciliation and Northern Relations	35	31	6	–	37	(2)

Infrastructure	491	499	–	–	499	(8)

Justice	710	700	6	5	711	(1)

Legislative and Public Affairs	4	4	–	–	4	–

Mental Health, Wellness and Recovery	366	351	2	17	370	(4)

Municipal Relations	424	384	42	–	426	(2)

Sport, Culture and Heritage	83	79	–	1	80	3

Tax Credits	67	46	–	–	46	21

Enabling Appropriations	564	1,438	(799)	(75)	564	–

Emergency and Other Appropriations	40	100	–	–	100	(60)

Debt Servicing	975	994	–	–	994	(19)

Total Summary Expenditure	19,450	19,435	–	–	19,435	15

Note: “Budget after Reallocations” represents the “Printed Budget” adjusted for allocations from Enabling Appropriations including the COVID-19 Response and Contingencies. “Other Enabling Allocations” include allocations from the Enabling Vote and other appropriations within Internal Service Adjustments including The Idea Fund and the Canada-Manitoba Home and Community Care and Mental Health and Addictions Services Funding Agreement. These allocations provide additional expenditure authority which offsets the forecast expenditures for specific programs delivered by a department. The “Change” column represents other variances unrelated to the Enabling Appropriation allocations as explained in the previous section.

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Economic Update

The economic recovery is underway in Manitoba but faces various challenges and ongoing volatility for the rest of the year and into 2022. Year-to-date economic indicators continue to trend upwards in Manitoba, albeit less so than in the First Quarter Report.

With a smaller economic decline in 2020, the Manitoba recovery has less ground to cover compared to other provinces.

In 2020, the Manitoba economy contracted by 4.6 per cent, the largest decline since 1984, while the Canadian economy declined by 5.2 per cent. This relatively lower impact, albeit still a historic contraction for the province, is indicative of Manitoba’s balanced and resilient economy–the most diversified among provinces. Incomes supported by provincial and federal COVID-19 relief programs also helped the provincial economy.

For 2021, Manitoba’s real gross domestic product (GDP) is forecasted to increase by 4.6 per cent and nominal GDP by 10.1 per cent. The forecasted economic growth in 2021 represents the largest annual increase since 1985.

The recovery remains uneven, with some sectors not expected to return to their pre-pandemic production levels until 2022 as the pandemic continues to delay and/ or suppress economic activity in Canada and elsewhere.

Economic uncertainty is reflected in the changes noted between the First Quarter Report and this update. The forecast for 2021 is higher compared to Budget, but declined slightly since the First Quarter Report released in September 2021. The First Quarter Report estimated real and nominal GDP to grow by 4.9 and 10.7 per cent, respectively.

2020 Real GDP Growth for Manitoba and Canada

2021 Economic Forecast, Manitoba,

Budget 2021, First Quarter Report &

Mid-Year Report

Manitoba Economic Outlook

	2021F	2022F

Gross Domestic Product

Real	4.6	3.8

Nominal	10.1	5.4

Consumer Price Index	2.9	2.6

Employment	3.6	2.3

Unemployment Rate (%)	6.7	5.6

Population	0.5	0.9

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

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Weakened global trade, new COVID-19 cases and the emergence of further variants, and local labour market dislocation are contributing factors to the uncertainty.

The following chart shows the progression in the range of economic forecasters over time, comparing forecasts in Budget 2021, the First Quarter Report, and the Mid-Year Report. The solid lines represent the average forecasts, while the shaded areas represent the range in the forecasts.

The forecasted economic growth in 2021 represents the largest annual increase in Manitoba since 1985.

Range of GDP Growth Rate Forecasts, Manitoba, Budget 2021,

First Quarter Report & Mid-Year Report

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Labour Market

A swift vaccine rollout helped Manitoba achieve vaccine milestones early, enabling businesses to resume operations and employees to return to work safely under the 4-3-2-One Great Summer Plan. After losing over 90,000 jobs during the height of the pandemic in April 2020, Manitoba regained 86,100 net jobs as of November 2021.

Manitoba’s strong labour market recovery has helped the province achieve the second lowest unemployment rate in the country in November 2021 at 5.1 per cent – significantly lower than Canada at 6.0 per cent.

The Manitoba female and youth unemployment rates are also the second lowest in the country.

Despite the job gains, employment levels among part-time workers remain deflated in the province. There are an estimated 78,000 underemployed and unemployed Manitobans, contributing to ‘slack’ in Manitoba’s labour market.

86,100 Jobs Regained from 90,300 Drop

Source: Statistics Canada

Manitoba’s strong labour market recovery has helped the province achieve the second lowest unemployment rate in the country at 5.1%.

Labour Market Indicators	Manitoba Nov 2021	National Average	Manitoba’s Rank Nov 2021

Unemployment Rate	5.1%	6.0%	2nd Lowest

Youth Unemployment Rate	8.7%	10.5%	2nd Lowest

Female Unemployment Rate	4.5%	5.5%	2nd Lowest

    Source: Statistics Canada

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Labour Market Recovery Indicators, Manitoba*

The COVID-19 pandemic did not affect all businesses and occupations equally. The chart above presents several labour market recovery indicators at three key points of reference: the pandemic low-point in April 2020 (Pandemic Low); in November 2021 (Current Level); and the 2019 Monthly Average.

The chart shows the progress of several indicators since the start of the pandemic, illustrating the ongoing recovery in Manitoba’s labour market in recent months.

Despite the gains, a few labour market recovery indicators still require progress. Part-time employment, for example, remains four per cent below the 2019 monthly average.

With most provincial public health order restrictions removed for vaccinated Manitobans, labour market conditions are expected to continue to improve in the months ahead. International travel restrictions, however, will continue to impact sectors such as accommodations, tourism and restaurants.

As labour market conditions recover to pre-pandemic levels and in many cases exceed them, local businesses are experiencing challenges filling vacant positions.

Labour shortages aggravated by the pandemic are not unique to Manitoba. Across the country, imbalances between labour supply and demand are occurring. The number of job vacancies in September 2021 in Manitoba is up nearly 90 per cent compared to January 2021. Nationally, job vacancies are up 105 per cent.

Inflation and Consumer Price Index

Inflation continues to trend above the Bank of Canada’s two per cent target throughout the country. The Bank of Canada expects inflation to remain above target until the fourth quarter of 2022.

In October 2021, Statistics Canada’s all-items Consumer Price Index (CPI), which the Bank of Canada uses to target inflation, rose to 4.7 per cent in Manitoba. The year-to-date CPI in Manitoba is 3.0 per cent. Inflation surpassed its pre-COVID-19 trend in June 2021. The Canadian year-to-date CPI is 3.1 per cent.

The elevated CPI levels are due to several contributing factors. Notably, supply chain bottlenecks are pushing prices upwards as businesses struggle to secure inputs for production and sales, and consumer demand

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Consumer Price Index, All-items, Monthly, Manitoba

adds pressure. Disruptions include labour shortages, particularly in the transportation sector, which slows down the supply chain flow.

CPI projections in Manitoba are forecasted to settle at 2.9 per cent in 2021 and 2.6 per cent in 2022 – both below the national forecasts (3.1 per cent and 2.7 per cent), but slightly higher than the projections in the First Quarter Report (2.8 per cent and 2.4 per cent).

Canadian Outlook

Despite a swift vaccine rollout and relatively high vaccination rates, COVID-19 and related supply chain disruptions continue to restrain the country’s economic recovery. That said, gains in Canada’s labour market in recent months, in combination with strong household spending and exports, position the country for a recovery in 2021 and into 2022.

Canadian total employment has returned to pre-pandemic levels. As the national economy reopens, labour shortages are a concern for many businesses and could dampen future growth if job vacancy rates worsen.

A surge in oil prices has helped lift Canada’s year-to-date energy exports by 53.0 per cent in 2021. Sturdy oil prices will continue to support the Canadian economy in 2022.

Expectations regarding Canadian economic growth in 2021 have weakened slightly since the first quarter. The Manitoba Finance Survey of Economic Forecasts now expects the Canadian economy to expand by 5.2 per cent in 2021. This is down from the 5.5 per cent forecast in the first quarter. Economic growth expectations remain at 4.2 per cent in 2022.

With economic slack converging in the country and inflation concerns mounting, the Bank of Canada is now considering raising interest rates as soon as April 2022. Higher interest rates should decelerate economic activity by increasing the cost of borrowing for items such as mortgages in the case of households and capital investments for businesses.

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U.S. and International Outlook

Roughly 70 per cent of Manitoba’s exports are to the U.S. Following strong growth of 6.5 per cent in the first half of 2021, the U.S. economy cooled in the third quarter to 2.0 per cent. The economic deceleration is due in part to rising COVID-19 cases that curtailed consumer spending. More acute labour shortages and supply chain constraints are also creating challenges for economic activity south of the border with notable wage increases occurring in some sectors.

The recent U.S. infrastructure bill signed into law is a positive stimulus that should create spillover benefits for the Canadian and provincial economies, although potential ‘Buy American’ provisions could soften these benefits.

Inflation in the U.S. reached a 20-year high in October 2021, increasing to 6.2 per cent. The Federal Reserve is not expected to raise rates until the fourth quarter of 2022.

The International Monetary Fund (IMF) projects the U.S. economy to grow by 6.0 per cent in 2021 and 5.2 per cent in 2022.

Similar to Canada and the U.S., COVID-19 is also hampering economic activity in other international economies that are important markets for Manitoba. China’s ‘zero tolerance’ policy has forced strict lockdowns in certain regions. Several European countries introduced vaccine passports and/or tighter restrictions for the unvaccinated in an effort to help avoid further lockdowns. The IMF projects the global economy to grow by 5.9 per cent in 2021 and 4.9 per cent in 2022.

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Manitoba Economic Indicators

Year-to-date economic indicators continue to trend upwards in Manitoba, while several indicators, such as retail sales and wholesale trade, are on pace to set record levels in 2021. Strong commodity prices for crops and minerals are contributing to a historic year for Manitoba exports as well.

For up-to-date economic and financial information, please visit the Economic Recovery Dashboard.

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